FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                         Commission File Number 1-14520

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of registrant's name into English)

                                  Rua Aurea, 88
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_| No |X|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_| No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________

Annex 1. Notice, dated October 17, 2003, to the holders of the 8.875% Non-cumulative Guaranteed Preference Shares of Totta & Acores Financing, Ltd (the "Preference Shares") regarding delisting of the Preference Shares from the New York Stock Exchange.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BANCO TOTTA & ACORES, S.A.


                                           By: /s/ Maria do Rosario Bettencourt
                                               ---------------------------------
                                           Name: Maria do Rosario Bettencourt
                                           Title: Vice President

Date: October 22, 2003

                                                                         Annex 1

                           BANCO TOTTA & ACORES, S.A.
                                Sociedade Aberta
                     Sede: Rua Aurea, 88 - 1100 - 063 LISBOA
                       Capital Social: (euro) 525 000 000
                Matriculado na Conservatoria do Registo Comercial
                          de Lisboa sob o n(0) 1/881011
                          Contribuinte N(0) 500 766 711

NOTICE

TO: The Holders of the 8.875% Non-cumulative Guaranteed Preference Shares, Series A ($25 par value per share) (the "Preference Shares") of Totta & Acores Financing, Ltd. (CUSIP: G89572-10-4)

       Delisting of the Preference Shares from the New York Stock Exchange

You are hereby given notice that the Boards of Directors of both Banco Totta & Acores, S.A. and its wholly owned subsidiary, Totta & Acores Financing, Ltd., have approved the delisting of the Preference Shares of Totta & Acores Financing, Ltd. from the New York Stock Exchange and that Totta & Acores Financing, Ltd. is applying today to the New York Stock Exchange for such delisting which is expected to occur not less than twenty (20) business days nor more than sixty (60) business days after the date of this Notice.

You are hereby given further notice that upon delisting from the New York Stock Exchange the Cayman Islands Stock Exchange is to become the primary and only exchange on which your Preference Shares will be listed and trading (Bloomberg Ticker BTAPRA).

New York, 17 October 2003.

FOR FURTHER INFORMATION CONTACT:

Maria do Rosario Bettencourt
Grupo totta
Tel: 351 21 370 44 93 (ext 144 493)
e.mail: rosario.bettencourt@bta.pt